EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	CB Richard Ellis Group, Inc.					Predecessor Company
	Year Ended December 31,				Period From February 20 (inception) to December 31, 2001	Period From January 1 to July 20, 2001	Year Ended December 31, 2000
	2004	2003		2002
Income (loss) before provision for income taxes	$108,254	$(40,980)		$48,833	$35,442	$(32,910)	$68,139
Less: Equity income from unconsolidated subsidiaries	20,977	14,929		8,968	1,661	2,854	7,112
Add: Distributed earnings of unconsolidated subsidiaries	11,502	11,140		10,417	2,408	2,844	8,389
Fixed charges	123,528	111,144		83,019	38,618	31,063	59,985

Total earnings (loss) before fixed charges	$222,307	$66,375		$133,301	$74,807	$(1,857)	$129,401

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$37,035	$26,409		$22,518	$8,901	$10,760	$18,285
Interest expense	65,418	71,256		60,501	29,717	20,303	41,700
Loss on extinguishment of debt	21,075	13,479		—	—	—	—

Total fixed charges	$123,528	$111,144		$83,019	$38,618	$31,063	$59,985

Ratio of earnings to fixed charges	1.80	n/a	(2)	1.61	1.94	n/a (3)	2.16

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2003. Additional earnings of $44.8 million would be needed to have a one-to-one ratio of earnings to fixed charges.
(3)	The ratio of earnings to fixed charges was negative for the period from January 1, 2001 to July 20, 2001. Additional earnings of $32.9 million would be needed to have a one-to-one ratio of earnings to fixed charges.